# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Advanced Flower Capital Inc., CIK 0001822523
CUSIP: 00109K105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 477 S. Rosemary Ave., Suite 301, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 08/26/2025
Amends the filing with accession number 0001829126-24-004541
Filed by CIK 0001200461
Persons authorized to receive notices and communications: Leonard M. Tannenbaum, 477 S. Rosemary Ave, Suite 301, West Palm Beach, Florida (FL), 33401, (561) 510-2390

## Reporting persons
- Leonard M. Tannenbaum (CIK 0001200461): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 6,241,981; shared voting power 0; sole dispositive power 6,241,981; shared dispositive power 0; aggregate amount beneficially owned 6,241,981 (27.6% of the class)
  Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Leonard M. Tannenbaum (the "Reporting Person") with respect to Advanced Flower Capital Inc. (the "Issuer") on April 2, 2021 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on July 2, 2024. This Amendment No. 2 is being filed solely to report purchases of Common Stock that in aggregate exceeded 1% of the Issuer's outstanding Common Stock since the Reporting Person's last Schedule 13D/A filing, while the Reporting Person's overall percentage ownership did not increase by more than 1%.
  
  The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. Lines 7 and 9 consist of 4,148,243 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") held directly by the Reporting Person and 186,780 shares of restricted stock held by the Reporting Person and 1,906,958 shares of Common Stock issuable upon exercise of stock options held directly by the Reporting Person and exercisable within 60 days. Excludes (i) 180,400 shares of Common Stock held by the Tannenbaum Family Foundation (formerly known as the Leonard M. Tannenbaum Foundation), for which the Reporting Person serves as the President, over which the Reporting Person disclaims beneficial ownership, except to the extent of his pecuniary interest and (ii) 211,827 shares of Common Stock (including restricted stock and shares underlying stock options exercisable within 60 days) held by Ms. Robyn Tannenbaum, the Reporting Person's spouse, over which the Reporting Person disclaims beneficial ownership. Line 13 is based on the 22,594,541 shares of Common Stock outstanding as of August 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Advanced Flower Capital Inc.
Address of issuer's principal executive offices: 477 S. Rosemary Ave., Suite 301, West Palm Beach, Florida (FL), 33401

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Since July 2, 2024, the Reporting Person purchased shares of Common Stock in multiple open market transactions using personal funds, as listed on Schedule A, attached hereto, and incorporated herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover page above and Item 3.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover page above and Item 3.
Transactions in the class effected during the past sixty days: Transactions in the Common Stock since the last Schedule 13D/A filing are set forth in Schedule A and are incorporated herein. Other than those transactions listed on Schedule A, no transactions in the shares of Common Stock have been effected by the Reporting Person since the filing of Amendment No. 1 to Schedule 13D on July 2, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex 99.1 - Schedule A - Attached here.

## Signatures
- Leonard M. Tannenbaum: /s/ Leonard M. Tannenbaum, Leonard M. Tannenbaum (08/26/2025)